Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5548

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5548	E-mail Address benjamin.ruano@stblaw.com

VIA EDGAR		May 5, 2022

	Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932) Responses to Comments on Post-Effective Amendment No. 139

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Orlic

Dear Mr. Orlic:

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 8, 2022 regarding Post-Effective Amendment No. 140 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment pursuant Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 22, 2022 for the purpose of registering Artisan International Explorer Fund (the “Fund”), a new series of the Registrant. To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in Artisan Partners Funds’ amendment pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Prospectus

1.	Comment: Please provide the completed Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Prospectus in advance of filing the 485(b) Amendment.

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Response: Please see the completed “Fees and Expenses of the Fund” section attached hereto as Appendix A.

2.

Comment: Please note that Instruction 3(e) to Item 3 of Form N-1A requires that disclosure be included which describes, among other things, who can terminate expense reimbursement or fee waiver arrangements and under what circumstances. Accordingly, please disclose in the footnote to the Annual Fund Operating Expenses table regarding the fee waiver arrangement with respect to the Fund who can terminate the arrangement and under what circumstances. In addition, please confirm that the expiration date of the fee waiver arrangement will be at least one year from the data of effectiveness of the 485(b) Amendment.

Response: In response to the Staff’s comment, the following changes will be reflected in the 485(b) Amendment (additions denoted by underline and deletions by ~~strikethrough~~):

Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.50% of the average daily net assets of Investor Shares, 1.40% of the average daily net assets of Advisor Shares and 1.35 % of the average daily net assets of Institutional Shares. This contract continues through January 31, 2024 and may be modified or discontinued prior to such date only with the approval of the Board of Directors of Artisan Partners Funds.~~.~~

In addition, the Registrant confirms that the expiration date of the fee waiver arrangement with respect to the Fund will be at least one year from the date of effectiveness of the 485(b) Amendment.

3.

Comment: Please confirm whether Artisan Partners Limited Partnership (“Artisan Partners”), the Fund’s investment adviser, can recoup any fees or expenses waived or reimbursed under the expense limitation arrangements with respect to the Fund.

Response: The Registrant confirms that Artisan Partners has no contractual right to recoup fees or expenses that have been waived or reimbursed under its expense limitation arrangement with the Fund.

4.

Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section states that “[u]nder normal market conditions, the Fund invests no less than 65% of its total assets (excluding cash and cash equivalents), measured at market value at the time of purchase, in common stocks and other securities of non-US companies.”

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The Staff’s position is that the term “international”, as used in the Fund’s name, connotes investment in more than one non-U.S. country. Accordingly, please consider revising disclosure to clarify that the Fund’s investments in common stocks and other securities of non-US companies would be in more than one non-U.S. country.

Response: The Registrant confirms that the investment team intends for the non-U.S. portion of the Fund’s portfolio to be invested in more than one non-U.S. country. The Registrant notes that, although the Fund’s portfolio is constructed without regard to index weightings, the Fund’s appropriate broad-based securities market index is MSCI ACWI ex USA Small Cap Index, which captures companies across 22 developed markets countries and 24 emerging markets countries. In addition, the following principal risk disclosure discloses risks associated with investing a high percentage of the Fund’s total assets in a particular country:

Risks of Emphasizing a Region, Country, Sector or Industry—If the Fund has invested a higher percentage of its total assets in a particular region, country, sector or industry, changes affecting that region, country, sector or industry may have a significant impact on the performance of the Fund’s overall portfolio.

The Registrant believes that existing investment strategy disclosure is Form N-1A compliant and appropriately discloses the team’s flexibility to construct a diversified portfolio of securities of non-U.S. companies from across the globe and related risks. Accordingly, the Registrant respectfully declines to make the requested change.

5.

Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section states that the Fund may invest in “‘junk bonds,’ and convertible debt securities of US and non-US issuers that meet the Fund’s investment criteria.” Please disclose in the “Principal Investment Strategies” or “Additional Information about the Fund’s Investment Strategies” section that “junk bonds” are considered to be speculative in nature.

Response: In response to the Staff’s comment, disclosure in the “Additional Information about the Fund’s Investment Strategies” section will be revised as follows (addition denoted by underline):

The Fund invests primarily in equity securities but, from time to time, the team may conclude that a security other than an equity security presents a more attractive risk/reward profile. Accordingly, the Fund may invest to a limited extent in debt securities (including lower-rated securities) which include securities rated below investment grade (below BBB- by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”) or below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)), or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or unrated but determined by Artisan Partners to be of comparable quality, commonly known as “junk bonds,” and convertible debt securities of US and non-US

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issuers that meet the Fund’s investment criteria. “Junk bonds” are considered speculative in nature. The Fund may invest in debt securities of any maturity or duration.

6.

Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section states that the Fund may invest in debt securities of any maturity. Please also disclose whether there are any durational requirements.

Response: In response to the Staff’s comment, disclosure in the “Additional Information about the Fund’s Investment Strategies” section of the 485(b) Amendment will be revised as shown above in response to Staff comment 5.

7.

Comment: The Staff notes that disclosure in the sections titled “Principal Investment Strategies” and “Additional Information about the Fund’s Investment Strategies” states that, as part of the investment process, “the team considers financially material environmental, social and governance factors alongside other fundamental research.” Please include disclosure regarding how environmental, social and governance (“ESG”) criteria are considered by the investment team and, if applicable, provide examples of the types of criteria the investment team uses to evaluate the securities in which the Fund may invest. Please also clarify whether ESG criteria are used to evaluate all or a sleeve of the Fund’s portfolio holdings.

Response: The Registrant respectfully notes that the Fund’s investment team has discretion to determine the relevant or materially important ESG criteria considered in the Fund’s investment process. Such ESG criteria may vary over time and by sector, geographies, asset classes and/or specific companies, and there are not specific ESG criteria that the investment team currently believes form part of the Fund’s principal investment strategies. Accordingly, disclosing any such ESG criteria may overemphasize the role any such criteria plays as part of the Fund’s investment process or principal investment strategies at any given time. The Registrant believes that current disclosure is compliant with Form N-1A and appropriately describes the Fund’s investment process. Accordingly, the Registrant respectfully declines to make the requested change.

8.

Comment: Please represent supplementally that Artisan Partners and/or the Fund has all of the necessary records to support the calculation of performance disclosed in the section titled “Related Performance Information for Similarly Managed Accounts”, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response: The Registrant confirms that Artisan Partners maintains the necessary records to support the performance of the Account presented in the section titled “Related Performance Information for Similarly Managed Accounts”.

9.

Comment: The Staff notes that disclosure in the section titled “Related Performance Information for Similarly Managed Accounts” states that “[a]ll returns reflect the deduction of brokerage commissions and execution costs paid by the discretionary

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institutional account, without provision for federal or state income taxes.” Net returns must be net of all actual expenses, fees and sales loads (if any), except for custodian fees. Please revise the foregoing disclosure as appropriate.

Response: In response to the Staff’s comment, the Registrant confirms that disclosure in the 485(b) Amendment will be revised as follows (additions denoted by underline):

All returns reflect the deduction of brokerage commissions and execution costs paid by the discretionary institutional account, without provision for federal or state income taxes. “Net of Fees” figures are net of all actual expenses, fees and sales loads, as applicable, except for custodian fees, and have been presented with the deduction of the highest model fee applicable to the Account managed within the Composite, which includes a fixed management fee in addition to a performance-based fee, that is subject to variation based on the returns of underlying investors in the Account. At times, these historical fee rates may be higher or lower than the Fund’s fees. The use of the Fund’s expense structure by the Composite would have lowered the performance results of the Composite. The Composite was managed in US dollars and its performance information is calculated on the basis of the returns of the Account expressed in US dollars.

[…]

The Account in the Composite is not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the Composite’s performance results.

10.

Comment: Please disclose in the section titled “Related Performance Information for Similarly Managed Accounts” that the use of the Fund’s expense structure would have lowered the performance results of the Composite.

Response: In response to the Staff’s comment, disclosure in the “Related Performance Information for Similarly Managed Accounts” section of the 485(b) Amendment will be revised as shown above in response to Staff comment 9.

11.

Comment: Please disclose in the section titled “Related Performance Information for Similarly Managed Accounts” what currency the Composite was managed in and explain that performance would have been different because of currency conversions.

Response: The Registrant confirms that the Composite was managed in U.S. dollars. In response to the Staff’s comment, disclosure in the “Related Performance Information for Similarly Managed Accounts” section of the 485(b) Amendment has been clarified as shown above in response to Staff comment 9.

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12.

Comment: The Staff notes that disclosure in the section titled “Related Performance Information for Similarly Managed Accounts” states that “[t]he Account in the Composite is not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Internal Revenue Code of 1986, as amended.” Please add to the end of the foregoing disclosure: “, which, if applicable, may have adversely affected the performance result.”

Response: In response to the Staff’s comment, disclosure in the “Related Performance Information for Similarly Managed Accounts” section of the 485(b) Amendment will be revised as shown above in response to Staff comment 9.

13.

Comment: The Staff notes that disclosure in the Amendment pertaining to the Benchmark Index related to the Composite does not include the Benchmark Index’s name or related performance information. Please provide this information, as well as missing Net of Fees and Gross of Fees performance information for the Composite.

Response: Please see the completed “Related Performance Information for Similarly Managed Accounts” section attached hereto as Appendix B.

*****

Please do not hesitate to call me at 202-636-5548 if you have any questions or require additional information.

Regards,

/s/ Benjamin J.G. Ruano Benjamin J.G. Ruano

CC:	Sarah A. Johnson

Laura E. Simpson

Young Kyung Lee

Nathan D. Briggs

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and expense example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor	Advisor	Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Exchange Fee	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor	Advisor	Institutional
Management Fees	1.05%	1.05%	1.05%
Distribution (12b-1) Fees	None	None	None
Other Expenses[1]	0.65	0.58	0.47
Acquired Fund Fees and Expenses[2]	0.02	0.02	0.02
Total Annual Fund Operating Expenses	1.72	1.65	1.54
Fee Waiver and Expense Reimbursement[3]	0.20	0.23	0.17
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.52	1.42	1.37

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 “ Acquired Fund Fees and Expenses” are estimated amounts for the current fiscal year and are indirect expenses the Fund incurred from the Fund’s investment in various money market funds and other investment companies (acquired funds).

2 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.50% of the average daily net assets of Investor Shares, 1.40% of the average daily net assets of Advisor Shares and 1.35% of the average daily net assets of Institutional Shares. This contract continues through 31 January 2024 and may be modified or discontinued prior to such date only with the approval of the Board of Directors of Artisan Partners Funds.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor	$155	$522
Advisor	$145	$498
Institutional	$139	$470

A-1

Appendix B

Related Performance Information for Similarly Managed Accounts

The Fund was recently organized and has no performance history of its own. The following table sets forth historical performance information for all discretionary accounts (the “Composite”) managed by Artisan Partners, the adviser to the Fund, that have substantially similar investment objectives, policies, and strategies as the Fund. Performance of the Composite is not that of the Fund and should not be considered a substitute for the Fund’s own performance. Past performance is not indicative of future performance.

The data for the Composite (defined by the Global Investment Performance Standards (“GIPS®”) as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”) is provided to illustrate, with respect to the Fund, the past performance of Artisan Partners in managing all substantially similar accounts as measured against specified market indices and does not represent the performance of the Fund. The performance of the Composite currently reflects the performance of a single discretionary institutional account (the “Account”), which represents the only substantially similar account managed by Artisan Partners during the periods shown. The Account in the Composite is separate and distinct from the Fund and the performance shown should not be considered a substitute for the Fund’s own performance.

Artisan Partners claims compliance with GIPS®. Artisan Partners’ list of composite descriptions, as well as information regarding its policies for valuing portfolios, calculating performance, and preparing compliant presentations, are available upon request.

The Composite’s performance data shown below was calculated in accordance with recognized industry standards, consistently applied to all time periods. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. All returns reflect the deduction of brokerage commissions and execution costs paid by the discretionary institutional account, without provision for federal or state income taxes. “Net of Fees” figures are net of all actual expenses, fees and sales loads, as applicable, except for custodian fees, and have been presented with the deduction of the highest model fee applicable to the Account managed within the Composite, which includes a fixed management fee in addition to a performance-based fee, that is subject to variation based on the returns of underlying investors in the Account. At times, these historical fee rates may be higher or lower than the Fund’s fees. The use of the Fund’s expense structure by the Composite would have lowered the performance results of the composite. The Composite was managed in US dollars and its performance information is calculated on the basis of the returns of the Account expressed in US dollars.

Securities transactions are accounted for on trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.

The Account in the Composite is not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the Composite’s performance results.

The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax that may have been payable. The table below also includes information about the returns for the MSCI ACWI ex USA Small Cap Index, which is used as a benchmark for assessing the performance of the Fund. The index returns assume the reinvestment of dividends or interest paid on the securities in the index. Unlike the Fund or the Composite, the index does not incur fees or expenses. An index is unmanaged, and investments cannot be made directly in an index.

Artisan Partners’ Related Performance for Similarly Managed Accounts Relating to the Fund

Average Annual Total Returns

	International Explorer Composite (Net of Fees)	International Explorer Composite (Gross of Fees)	MSCI ACWI ex USA Small Cap Index [3] (reflects no deductions for fees, expenses or taxes)
Since Inception[1]	28.82%	32.20%	19.46%

One-Year Return[2]	7.37%	10.04%	0.03%

1 Composite Inception date: November 1, 2020. Average annual return for the period ended March 31, 2022.

2 For the period ended March 31, 2022.

3 MSCI ACWI ex USA Small Cap Index is a market-weighted index of small cap companies in developed and emerging markets, excluding the US.

B-1

Historical Monthly Returns1

Month	International Explorer Composite (Net of Fees)	International Explorer Composite (Gross of Fees)	MSCI ACWI ex USA Small Cap Index [2] (reflects no deductions for fees, expenses or taxes)
November 2020	15.88%	16.46%	13.84%

December 2020	6.26%	6.15%	6.99%

January 2021	-0.19%	-0.12%	-0.18%

February 2021	7.49%	8.53%	3.62%

March 2021	0.85%	0.63%	2.03%

April 2021	3.90%	3.80%	4.59%

May 2021	3.67%	4.07%	2.32%

June 2021	1.68%	2.29%	-0.62%

July 2021	-0.58%	-0.84%	0.80%

August 2021	3.31%	3.62%	2.31%

September 2021	-2.59%	-2.42%	-3.04%

October 2021	1.66%	1.75%	1.56%

November 2021	-5.79%	-5.93%	-4.95%

December 2021	4.24%	4.31%	4.23%

January 2022	-2.65%	-1.69%	-6.24%

February 2022	-0.11%	0.23%	-1.29%

March 2022	0.92%	0.96%	1.02%

1 Returns less than one year are not annualized.

2 MSCI ACWI ex USA Small Cap Index is a market-weighted index of small cap companies in developed and emerging markets, excluding the US.

B-2